Mail Stop 0408


								May 19, 2006






Mr. Robert A. Ellinor
President and Chief Executive Officer
Independent Bancshares, Inc.
60 Southwest 17th Street
Ocala, Florida 34478


Re: 	Independent Bancshares, Inc.
      Registration Statement on Form 10-SB
      File No. 000-51920
      Filed April 21, 2006



Dear Mr. Ellinor:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Cover Page of Registration Statement

1. Please correct the reference to the section under which you are registering the securities from Section 12(b) to Section 12 (g).


The Company, page 3

2. Please describe the "alternative sources of income" that you
"intend to explore."


The Bank, page 3

3. We note from the website for your bank, that you offer internet banking. Please discuss to role of internet banking in your bank.


Management`s Discussion and Analysis of Financial Condition and Results of Operations, page 21
4. Please revise this section to comply with Item 303(b) and Release
No. 33-8350. Please provide analysis of the data you provide. Please include insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company`s executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks. For instance, please provide analysis of how you have been and will be affected by recent and current trends in both interest rates and commercial and residential real estate. Address the extent to which you have loans that are fixed or floating and long term or short term. Address the reasons and ramifications of your almost 100 percent increase in loans for construction and land development.

5. Please revise the MD&A section to comply with Instruction 3 to Item
303(a) which provides that "the discussion and analysis shall focus specifically on material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition." Please include analysis of the anticipated impact of the costs of being a public company.

6. Please provide more detail regarding the underlying causes for any material changes from period to period as required by Item
303(b)(1)(vi).  For instance, on page 31 under the caption
"General,"
you explain the increase in net earnings in part by the "improved operating efficiency ratio;" please discuss the underlying causes of this improvement.


Security Ownership of Certain Beneficial Owners, page 33

7. Please revise the tables to comply with the requirements of
Item
403 (a) and (b) including the address of the beneficial owner, the nature of beneficial owner and the appropriate captions for each
column.   Please disclose the date of the information.


Executive Compensation, page 36

8. Please comply with Item 402(b) of Regulation S-B by providing a table with all of the requisite columns. If you did not award a particular form of compensation for a year please indicate by using a
"0."



      * * * * * * * * * * * * *



      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3698 with any questions.




						Sincerely,



						Mark Webb
						Legal Branch Chief




cc. 	Daniel D. Dinur, Esquire
      Dinur & Associates, P.C.
      One Lakeside Commons
      990 Hammond Drive, Suite 760
      Atlanta, Georgia 30328




Mr. Robert A. Ellinor
Independent Bancshares, Inc.
May 19, 2006
Page 4